SECOND
              QUARTER
               REPORT
                1994


            STRAWBRIDGE
            &  CLOTHIER

              [LOGO]






To Our Shareholders:

In the second quarter of the fiscal year
1994, ended July 30, sales were $222,894,000
compared to $225,018,000 for the same period last year, a decrease of .9%. Earnings for the quarter were $244,000 compared to a loss of $1,425,000 in 1993. Earnings per share were $.02 compared to a loss of $.14 in last year's second quarter.

For the first half of the fiscal year sales were $431,197,000 compared to $422,170,000 last year, an increase of 2.1%. The Company incurred a loss for the first half of $744,000 compared to a loss of $5,679,000 last year. Loss per share was $.07 in 1994 compared to a loss per share of $.55 in 1993.

The slight sales decline in the quarter was caused principally by a less aggressive promotional effort when compared to the prior year's 125th Anniversary advertising campaign. Cost of sales decreased to 76.1% of sales from 77.2% of sales last year because of increased margins and a reduction in occupancy and buying costs. The decrease in selling, general and administrative costs to 17.7% of sales from 18.0%, reflects continued emphasis on expense control.

In the Company's headquarters store,
renovation work has been completed in its women's shoes, intimate apparel and children's departments. Three blocks away, a reconstruction project of Historic East
Market Street, from Independence Hall to the
Delaware River, has officially started, with a scheduled completion in the fall of 1995.

Francis R. Strawbridge III  Peter S. Strawbridge
Chairman of the Board            President





STRAWBRIDGE & CLOTHIER
==============================================================================

Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

==============================================================================



                   Thirteen Weeks       Twenty-six Weeks       Trailing Year
                        Ended                 Ended                Ended
                 ------------------   -------------------   ------------------
                 7/30/94    7/31/93    7/30/94    7/31/93    7/30/94   7/31/93
                 --------  --------   --------   --------   --------  --------
Net sales        $222,894  $225,018   $431,197   $422,170   $993,643  $969,931
Other income,
  net other
  deductions          515       523      1,102      1,111      2,403     2,111
                 --------  --------   --------   --------   --------  --------
                  223,409   225,541    432,299    423,281    996,046   972,042

Cost of sales     169,517   173,634    327,587    326,371    735,117   724,557
Selling, general
  and administra-
  tive costs       39,548    40,567     78,138     78,762    171,211   169,029
Depreciation        7,477     7,193     14,931     14,359     29,401    28,511
Interest            4,818     5,205      9,355     10,335     19,929    21,280
Provision for
  doubtful
  accounts          1,680     1,117      3,415      2,124      6,015     5,667
                 --------  --------   --------   --------   --------  --------
                  223,040   227,716    433,426    431,951    961,673   949,044
                 --------  --------   --------   --------   --------  --------
Earnings (loss)
  before income
  taxes               369    (2,175)    (1,127)    (8,670)    34,373    22,998
Provision for
  income taxes
  (benefit)           125      (750)      (383)    (2,991)    11,710     7,721
                 --------  --------   --------   --------   --------  --------
NET EARNINGS
  (LOSS)         $    244  $ (1,425)  $   (744)  $ (5,679)  $ 22,663  $ 15,277
                 ========  ========   ========   ========   ========  ========

NET EARNINGS
  (LOSS) PER
  SHARE             $0.02   $(0.14)     $(0.07)    $(0.55)     $2.18     $1.49

Average shares
  outstanding      10,402   10,290      10,393     10,274     10,378    10,259





======================================================
Condensed Consolidated
Balance Sheets (Unaudited)
(in thousands)
======================================================

Assets                      7/30/94            7/31/93
                           --------           --------
Current assets:
Cash and equivalents       $  4,187           $  6,201
Accounts receivable, net    178,050            155,677
Merchandise inventories     158,897            157,724
Other current assets         11,744             13,888
                           --------           --------
Total current assets        352,878            333,490
Property, fixtures and
  equipment, net            301,644            302,151
Other assets                  6,746              4,727
                           --------           --------
                           $661,268           $640,368
                           ========           ========

Liabilities and
Shareholders' Equity
Current liabilities:
Notes payable              $ 56,500           $ 43,500
Accounts payable             62,428             60,302
Other                        32,558             26,162
                           --------           --------
Total current liabilities   151,486            129,964
Long-term debt and
  capital lease
  obligations               204,016            218,204
Other liabilities            59,263             58,572
Shareholders'equity         246,503            233,628
                           --------           --------
                           $661,268           $640,368
                           ========           ========







            DEPARTMENT STORES
      Philadelphia     Exton
           Ardmore     Christiana
       Cherry Hill     Burlington
       Springfield     Concord
  Plymouth Meeting     The Court at
         Neshaminy      King of Prussia
           Echelon     Willow Grove Park


              CLOVER STORES
           Marlton     Warrington
         Blackwood     Cheltenham
       Cinnaminson     Whitehall Mall
       Morrisville     Palmer Park
     Center Square     Rising Sun Plaza
    Baltimore Pike     Township Line
          Westmont     Park City
           Andorra     Penrose Plaza
    Frankford Ave.     Whiteland
      Cottman Ave.      Towne Center
        Bucks Mall     Shore Mall
       Mercerville     Kirkwood Plaza
       Granite Run     Ralph's Corner


    ----------------------------------

    TRANSFER AGENT AND RECORD KEEPER

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     transfer, registration and
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             P.O. Box 444
         Pittsburgh, PA 15230